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                               July 15, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 2 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 2
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 2, 2020
                                                            File No, 024-11259

       Dear Mr. Silvestrini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

       Offering Statement on Form 1-A

       Executive Summary
       Our Story, page 4

   1. You continue to assert that the Subscribers will typically save up to 20% on his, her, or its electricity bill.
However, the appendices to the offering statement indicate that the estimated customer
savings for both the Iguatama Project and the Salinas Project is only
                                                        15%. Please explain why
you continue to refer to 20% savings, as we also noted in prior comment 6.
       The Company's Initial Projects, page 25

   2. You disclose an 'Estimated Project IRR" for each of your anticipated first two projects.
 Michael Silvestrini
FirstName  LastNameMichael Silvestrini
Energea Portfolio 2 LLC
Comapany
July       NameEnergea Portfolio 2 LLC
     15, 2020
July 15,
Page  2 2020 Page 2
FirstName LastName
         Please explain to us how you calculated these internal rates of return for each of your projects using actual numbers. In addition, please ensure that all material assumptions underlying these calculations are disclosed in the offering statement.
3. We note your response to prior comment 8 indicating that you have replaced the term
         "Proforma" to "Estimated Results of Operations" in the offering statement. However, you continue to refer to "Proforma" financial information for each project on pages 26, 1-B-6,
         2-B-6 and 2-B-7. Please revise your document accordingly in your next amendment.
Securities Being Offered: The Class A Investor Shares
Liability to Make Additional Contributions, page 30

4. You disclose here and elsewhere that there could be circumstances where an Investor who has received distributions with respect to his, her, or its Class A Investor Shares would be required to return part or all of his, her, or its distributions. For example, at page 11 you state that if the Company's representations "prove to be inaccurate or misleading," this could "result in contingent liabilities, which might ultimately require Investors to return some or all of the distributions they have received." Please further discuss the nature and scope of this risk, and explain why the revised LLC agreement you provided as an exhibit on July 2, 2020, is silent regarding this possibility.
Financial Statements, page F-2

5. We note your response to prior comment 13 indicating that you have included additional financial statements in your offering statement. However, your amendment still does not include audited statements of comprehensive income, cash flows and changes in member's equity for the period from January 13, 2020 (date of inception) through February 29,
         2020. We also note you have not disclosed your fiscal year end of December 31 in your notes to the financial statements. Please include the missing financial statements to comply with paragraph (c) of Part F/S of Form 1-A and Rule 8-02 of Regulation S-X
         and disclose the company's fiscal year-end in your next amendment. Exhibits

6. The document you included as Exhibit 1A-12 is an unsigned and undated opinion of counsel which relates to the issuance and sale of securities by Energea Portfolio 1 LLC.
         With the next amended Form 1-A, please include a signed and dated legality opinion which covers the issuance and sale of the securities offered by Energea Portfolio 2 LLC.
General

7. We note your response to prior comment 15. For purposes of the Regulation A offering limitation, please confirm that the offering proceeds of Energea Portfolio 1 LLC and
         Energea Portfolio 2 LLC will not be commingled and that their assets are, and will remain, separate.
 Michael Silvestrini
Energea Portfolio 2 LLC
July 15, 2020
Page 3

        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548, or in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Silvestrini
                                                          Division of
Corporation Finance
Comapany NameEnergea Portfolio 2 LLC
                                                          Office of Energy &
Transportation
July 15, 2020 Page 3
cc:       Mark Roderick, Esq.
FirstName LastName